Algonquin Power & Utilities Corp. Announces 2023 Third Quarter Financial Results
OAKVILLE, Ontario - November 10, 2023 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the third quarter ended September 30, 2023. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We have launched the sale process for our portfolio of high-quality renewable assets and extensive development pipeline, and we remain focused on appropriate valuation,” said Chris Huskilson, Interim Chief Executive Officer of AQN. "Having now served as Interim CEO for three months and met with various stakeholders, I believe the Company's two businesses have untapped potential and bright futures ahead. With regards to the quarter, we continued to see constructive growth from rate cases and new development projects year over year. However, we also saw those efforts partially offset by unfavourable weather and higher interest rates. On balance, our Adjusted Net Earnings1 grew at a healthy pace for the quarter."
Third Quarter Financial Results
•Adjusted EBITDA1 of $281.3 million, an increase of 2%;
•Adjusted Net Earnings1 of $79.3 million, an increase of 8%; and
•Adjusted Net Earnings1 per common share of $0.11, no change, in each case on a year-over-year basis.

All amounts in U.S. $ millions except per share information	Three months ended September 30			Nine months ended September 30
	2023	2022	Change	2023	2022	Change
Revenue	$624.7	$664.4	(6)%	$2,031.2	$2,017.1	1%
Net earnings attributable to shareholders	(174.5)	(195.2)	11%	(157.6)	(137.6)	(15)%
Per common share	(0.26)	(0.29)	10%	(0.24)	(0.21)	(14)%
Cash provided by operating activities	132.6	102.9	29%	427.3	404.5	6%
Adjusted Net Earnings[1]	79.3	73.5	8%	255.4	323.9	(21)%
Per common share	0.11	0.11	—	0.36	0.47	(23)%
Adjusted EBITDA[1]	281.3	276.1	2%	900.0	895.4	1%
Adjusted Funds from Operations[1]	167.4	202.6	(17)%	524.5	599.1	(12)%
Dividends per common share	0.1085	0.1808	(40)%	0.3255	0.5322	(39)%
1 Please refer to "Non-GAAP Measures" below for further details.
Quarterly Results
•Regulated Growth from New Rate Implementations – In the third quarter of 2023, the Regulated Services Group recorded a year-over-year revenue increase of $12.1 million due to the implementation of new rates and recovery of investments at the Company's CalPeco, Empire, Granite State and Bermuda Electric Systems as well as the Park Water System. New rates were offset by unfavourable weather affecting wind production at Empire Electric’s renewable assets.

•Renewable Operating Performance Reduced by Unfavourable Weather – The Renewable Energy Group previously added the Deerfield II Wind Facility, which achieved COD in March 2023. This growth was offset by more challenging weather conditions at its wind and solar assets.
•New facilities commissioned within the Renewable Energy Group – On September 16, 2023, the Renewable Energy Group achieved full commercial operations at the 87.6 MW Sandy Ridge II Wind Facility, located in Pennsylvania. The Sandy Ridge II Wind Facility has agreed to sell its output to a leading technology company, pursuant to a renewable energy purchase agreement. In addition, on October 10, 2023, the Renewable Energy Group achieved full commercial operations at the 108.3 MW Shady Oaks II Wind Facility, located in Illinois. The Shady Oaks II Wind Facility has agreed to sell output to a leading financial institution, pursuant to a renewable energy purchase agreement.
•Higher Interest Expenses Reflect Growth Financing and Macro Environment – In the third quarter of 2023, interest expense increased by $19.2 million year-over-year, with approximately one-third of this increase due to the funding of capital deployed in the second half of 2022 and first half of 2023, and approximately two-thirds attributable to the increase in interest rates on variable rate borrowings.
•Empire Electric Securitization – In July 2023, oral arguments were heard in Empire Electric’s appeal of the regulatory decision regarding Empire Electric’s securitization of costs incurred in connection with the February 2021 extreme winter storm and the retirement of the Asbury coal plant. On August 1, 2023, the court affirmed the amount eligible for securitization of $290.4 million as compared to the Company’s original aggregate request of approximately $363.0 million. The Company intends to securitize in line with the commission’s order to recover these costs. The order excludes a portion of carrying costs and taxes which leads to a net after tax loss of $48.5 million.
AQN’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2023 and management discussion and analysis for the three and nine months ended September 30, 2023 (the “Interim MD&A”) will be available on its web site at www.AlgonquinPower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, November 10, 2023, hosted by Interim Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers.

Date:	Friday, November 10, 2023
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (888) 596-4144
	Toll Dial-In Number	1 (647) 495-7514
	Conference ID	6295385
Webcast:	https://edge.media-server.com/mmc/p/ob3vv7b3
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the Company’s pursuit of a sale of its renewable energy business; and expectations regarding the securitization of expenses at Empire Electric. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that a sale or other separation transaction regarding the Company’s renewable energy business will occur, or that any of the intended benefits and aims of any such transaction will be realized. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2022 (the “Annual MD&A”), and in the Interim MD&A, each of which is or will be available on SEDAR+ and EDGAR.

Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (or “Adjusted EBITDA”) and “Adjusted Funds from Operations”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section entitled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Net loss attributable to shareholders	$(174.5)	$(195.2)	$(157.6)	$(137.6)
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	6.2	5.2	36.9	12.8
Income tax recovery	(53.8)	(19.5)	(85.1)	(32.9)
Interest expense	94.2	75.0	265.8	197.6
Other net losses[1]	75.2	5.9	119.0	19.3
Unrealized loss on energy derivatives included in revenue[2]	7.1	0.1	7.0	3.0
Pension and post-employment non-service costs	4.9	1.5	15.2	6.4
Change in value of investments carried at fair value[3]	220.8	300.4	352.8	484.4
Loss (gain) on derivative financial instruments	(0.7)	(0.5)	(3.9)	2.0
Loss (gain) on foreign exchange	(2.9)	(5.0)	5.0	(0.3)
Depreciation and amortization	104.8	108.2	344.9	340.7
Adjusted EBITDA	$281.3	$276.1	$900.0	$895.4

1	See Note 16 in the unaudited interim consolidated financial statements.
2
Includes $7.1 million of unrealized losses on derivatives included in equity income for the three months ended September 30, 2023. See Note 6 in the unaudited interim consolidated financial statements.

3	See Note 6 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions except per share information)	2023	2022	2023	2022
Net loss attributable to shareholders	$(174.5)	$(195.2)	$(157.6)	$(137.6)
Add (deduct):
Loss (gain) on derivative financial instruments	(0.7)	(0.5)	(3.9)	2.0
Other net losses[1]	75.2	5.9	119.0	19.3
Loss (gain) on foreign exchange	(2.9)	(5.0)	5.0	(0.3)
Unrealized loss on energy derivatives included in revenue[2]	7.1	0.1	7.0	3.0
Change in value of investments carried at fair value[3]	220.8	300.4	352.8	484.4
Adjustment for taxes related to above	(45.7)	(32.2)	(66.9)	(46.9)
Adjusted Net Earnings	$79.3	$73.5	$255.4	$323.9
Adjusted Net Earnings per common share	$0.11	$0.11	$0.36	$0.47

1	See Note 16 in the unaudited interim consolidated financial statements.
2
Includes $7.1 million of unrealized losses on derivatives included in equity income for the three months ended September 30, 2023. See Note 6 in the unaudited interim consolidated financial statements.

3	See Note 6 in the unaudited interim consolidated financial statements.
Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Cash provided by operating activities	$132.6	$102.9	$427.3	$404.5
Add (deduct):
Changes in non-cash operating items	34.8	95.7	88.1	180.5
Production based cash contributions from non-controlling interests	—	—	9.1	6.2
Acquisition-related costs	—	4.0	—	7.9
Adjusted Funds from Operations	$167.4	$202.6	$524.5	$599.1